OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
333-143558

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CMP Susquehanna Radio Holdings Corp.

Full Name of Registrant

Former Name if Applicable
3280 Peachtree Road, N.W., Suite 2300

Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30305

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Form 8-K filed with the Securities and Exchange Commission on March 9, 2009, CMP Susquehanna Radio Holdings Corp. (the “Company”) and CMP Susquehanna Corp. (“CMPSC”), a wholly owned subsidiary of the Company, commenced an exchange offer and consent solicitation (the “Exchange Offer”) to refinance CMPSC’s 9 7/8% Senior Subordinated Notes due 2014 (the “Existing Notes”). The Exchange Offer expires on April 3, 2009. Further, as previously disclosed in a Form 8-K filed with the Securities and Exchange Commission on March 26, 2009, the Company has accepted for exchange, and issued the new securities being exchanged for, all $175,464,000 aggregate principal amount of outstanding Existing Notes that were tendered for exchange in the Exchange Offer prior to March 24, 2009, the early participation premium deadline. The Existing Notes accepted for exchange (the “Early Participation Notes”) constitute 93.5% of the total principal amount of Existing Notes outstanding at the commencement of the Exchange Offer. After giving effect to the acceptance of, and the issuance of the new securities being exchanged for, all of the Early Participation Notes, as of March 26, 2009, the Company has reduced the amount of outstanding principal amount of the Existing Notes from $187.6 million to $12.1 million.

Because of the fact that the Exchange Offer is ongoing, and because of management’s time and resources devoted to the Exchange Offer and its ongoing evaluation of the resulting effects of the Exchange Offer on future projected debt covenant compliance, the Company is unable to complete the financial statements and other disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 within the prescribed time period without unreasonable effort and expense. Additionally, in light of the Company’s debt levels and the impact of current economic developments on its projected operations, management has not yet completed its evaluation as to whether substantial doubt exists relative to the Company’s ability to continue as a going concern for a reasonable period of time. A significant element of that evaluation relates to projected debt covenant compliance in 2009 after considering the results from the Exchange Offer. In accordance with applicable financial reporting requirements, the Company is assessing whether the consummation of the Exchange Offer with the necessary acceptance rate will allow the Company to maintain compliance with the Total Leverage Ratio (as defined in the credit agreement governing the Company’s senior secured credit facilities) through, at least, December 31, 2009. The Company is also assessing its ability to implement additional cost savings and other actions in response to current and projected market conditions, including overall instability in the advertising sector. However, the Company can provide no assurances that it will be able to implement any such actions in a manner or on terms that would be satisfactory to the Company. If the Company were to reach a conclusion that substantial doubt exists with respect thereto, the Company has been informed by its independent registered public accounting firm that such firm’s report with respect to the Company’s 2008 consolidated financial statements would contain an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. The inclusion of such a paragraph could constitute an event of default under the Company’s senior secured credit facilities, subject to the notice and cure provisions contained in the credit agreement. Upon the occurrence of an event of default under the credit agreement, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. In addition, an event of default under the senior secured credit facilities or an acceleration of indebtedness outstanding thereunder would cause cross-defaults or cross-acceleration under the indentures governing the Company's outstanding debt securities and certain other agreements of the Company.

The Company intends to file the Form 10-K as soon as possible after the expiration time of the exchange offer and consent solicitation and within 15 calendar days following the prescribed due date for the Company’s Form 10-K.

Forward-Looking Statements

This filing contains and incorporates by reference “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-K. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin R. Gausvik, Executive Vice President, Treasurer and Chief Financial Officer	404	949-0700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On a preliminary basis, the Company recorded a net loss of $526.2 million, on sales of $203.4 million, for the year ended December 31, 2008, compared to a net loss of $185.3 million, on sales of $223.4 million, in the prior year as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed on March 31, 2008. The year ended December 31, 2008, included a non-cash asset impairment charge related to our goodwill and broadcast licenses of $669.8 million as compared to an impairment charge of $188.0 million in 2007.

CMP Susquehanna Radio Holdings Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Martin R. Gausvik

Martin R. Gausvik
Executive Vice President, Treasurer and Chief Financial Officer